Underwriting Agreement

August 2, 2010

Banc of America Securities LLC

One Bryant Park

New York, New York 10036

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

J.P. Morgan Securities Inc.

383 Madison Avenue

New York, New York 10179

Morgan Stanley & Co. Incorporated

1585 Broadway, 29th Floor

New York, New York 10036

Ladies and Gentlemen:

ArcelorMittal, a Luxembourg société anonyme (the “Company”), proposes to issue and sell to the several Underwriters listed in Schedule 1 hereto (the “Underwriters”) $1,000,000,000 principal amount of its 3.750% Notes due 2015, $1,000,000,000 principal amount of its 5.250% Notes due 2020 and $500,000,000 principal amount of its 7.000% Notes due 2039, having the terms set forth in Schedule 2 hereto (the “Securities”). The Securities will be issued pursuant to an Indenture dated as of May 20, 2009 and a Supplemental Indenture to be dated as of August 5, 2010 (together, the “Indenture”), each between the Company and HSBC Bank USA, National Association, as trustee (the “Trustee”).

The Company agrees to issue and sell the Securities to the several Underwriters as provided in this Agreement, and each Underwriter, on the basis of the representations, warranties and agreements set forth herein and subject to the conditions set forth herein, agrees, severally and not jointly, to purchase from the Company the respective principal amount of Securities set forth opposite such Underwriter’s name in Schedule 1 hereto at a price equal to 98.773% of the principal amount thereof plus accrued interest, if any, from August 5, 2010, to the date of payment and delivery (the “Closing Date”) with respect to the 3.750% Notes due 2015, at a price equal to 98.009% of the principal amount thereof plus accrued interest, if any, from August 5, 2010 to the Closing Date with respect to the 5.250% Notes due 2020 and at a price equal to 103.968% of the principal amount thereof plus accrued interest from April 15, 2010 (as if the Securities of such series had been issued on such date) to the Closing Date with respect to the 7.000% Notes due 2039. The Company will not be obligated to deliver any of the Securities except upon payment for all the Securities to be purchased as provided herein.

The Company understands that the Underwriters intend to make a public offering of the Securities as soon after the effectiveness of this Agreement as in the judgment of the Underwriters is advisable, and initially to offer the Securities on the terms set forth in the Time of Sale Information and the Prospectus.

Schedule 3 hereto sets forth information that together with the Preliminary Prospectus used most recently prior to the execution of this Underwriting Agreement, constitute the Time of Sale Information made available at the Time of Sale. The “Time of Sale” with respect to the Securities is defined as 4:30 P.M., New York City time, on August 2, 2010. The Company acknowledges and agrees that the Underwriters may offer and sell Securities to or through any affiliate of an Underwriter and that any such affiliate may offer and sell Securities purchased by it to or through any Underwriter.

Payment for and delivery of the Securities shall be made at the offices of Davis Polk & Wardwell LLP at 9:00 A.M., New York City time, on August 5, 2010 or at such other time or place on the same or such other date, not later than the fifth business day thereafter, as the Underwriters and the Company may agree upon in writing. The time and date of such payment and delivery is referred to herein as the “Closing Date.” The term “business day” means any day other than a Saturday or Sunday or any day on which applicable law authorizes or requires banking institutions in The City of New York, Paris or Luxembourg to close.

Payment for the Securities shall be made by wire transfer in immediately available funds to the account(s) specified by the Company to the Underwriters against delivery to the nominee of The Depository Trust Company, for the account of the Underwriters, of one or more global notes representing the Securities (collectively, the “Global Note”), with any transfer taxes payable in connection with the sale of the Securities duly paid by the Company. The Global Note will be made available for inspection by the Underwriters not later than 1:00 P.M., New York City time, on the business day prior to the Closing Date.

The Company and the Underwriters acknowledge and agree that the only information relating to any Underwriter which has been furnished to the Company by any Underwriter expressly for use in the Registration Statement, including the Basic Prospectus included therein, the Preliminary Prospectus or the Prospectus (or any amendment or supplement thereto), any Issuer Free Writing Prospectus or any Time of Sale Information consists of the following: the legal and marketing names of the Underwriters on the cover page and in the first paragraph under the heading “Underwriting” in the prospectus supplement included in the Preliminary Prospectus and in the prospectus supplement included in the Prospectus, the information contained in the table and in the third, fourth, seventh, eighth, ninth and tenth full paragraphs and in “Other Relationships” under the heading “Underwriting” in the prospectus supplement included in the Preliminary Prospectus and the prospectus supplement included in the Final Prospectus, and the following information in the final Pricing Term Sheets dated August 2, 2010: (i) the Spread to Benchmark Treasury (ii) Benchmark Treasury and (iii) the Benchmark Treasury Price and Yield.

Notices to the Underwriters shall be given at: Banc of America Securities LLC, One Bryant Park, New York, New York 10036, (fax: (212) 901-7881), Attention: High Grade Debt Capital Markets Transaction Management/Legal; Citigroup Global Markets Inc., 388 Greenwich Street, New York, New York 10013 (fax: (646) 862-8807), Attention: Brian Bednarski; J.P. Morgan Securities Inc., 383 Madison Avenue, New York, New York 10179 (fax: (212) 834-6081), Attention: High Grade Syndicate Desk – 3rd floor; Morgan Stanley & Co. Incorporated, 1585 Broadway, 29th Floor, New York, New York 10036, Attention: Investment Banking Division, (fax: (212) 507-8999).

All provisions contained in the document entitled ArcelorMittal Debt Securities Underwriting Agreement Standard Provisions are incorporated by reference herein in their entirety and shall be deemed to be a part of this Underwriting Agreement to the same extent as if such provisions had been set forth in full herein, except that if any term defined in such Underwriting Agreement Standard Provisions is otherwise defined herein, the definition set forth herein shall control.

This Agreement may be signed in counterparts (which may include counterparts delivered by any standard form of telecommunication), each of which shall be an original and all of which together shall constitute one and the same instrument.

If the foregoing is in accordance with your understanding, please indicate your acceptance of this Agreement by signing in the space provided below.

Very truly yours,

ARCELORMITTAL

By	/s/ Henk Scheffer
Name: Henk Scheffer
Title: Company Secretary

By	/s/ Thierry Royer
Name: Thierry Royer
Title: Group Treasurer

[Underwriting Agreement Signature Page]

Accepted: August 2, 2010

BANC OF AMERICA SECURITIES LLC

By	/s/ James M. Probert
Name: James M. Probert Authorized Signatory

[Underwriting Agreement Signature Page]

CITIGROUP GLOBAL MARKETS INC.

By	/s/ Brian D. Bednarski
Name: Brian D. Bednarski Authorized Signatory

[Underwriting Agreement Signature Page]

J.P. MORGAN SECURITIES INC.

By	/s/ Maria Sramek
Name: Maria Sramek Authorized Signatory

[Underwriting Agreement Signature Page]

MORGAN STANLEY & CO. INCORPORATED

By	/s/ Yurij Slyz
Name: Yurij Slyz Authorized Signatory

[Underwriting Agreement Signature Page]

Schedule 1

Underwriter	Principal Amount of 2015 Notes	Principal Amount of 2020 Notes	Principal Amount of 2039 Notes
Banc of America Securities LLC	$210,000,000	$210,000,000	$105,000,000
Citigroup Global Markets Inc.	240,000,000	240,000,000	120,000,000
J.P. Morgan Securities Inc.	340,000,000	340,000,000	170,000,000
Morgan Stanley & Co. Incorporated	210,000,000	210,000,000	105,000,000

Total	$1,000,000,000	$1,000,000,000	$500,000,000

Schedule 2

Underwriters and Addresses for Notices:

Banc of America Securities LLC, One Bryant Park, New York, New York 10036, (fax: (212) 901-7881), Attention: High Grade Debt Capital Markets Transaction Management/Legal

Citigroup Global Markets Inc., 388 Greenwich Street, New York, New York 10013 (fax: (646) 862-8807), Attention: Brian Bednarski

J.P. Morgan Securities Inc., 383 Madison Avenue, New York, New York 10179 (fax: (212) 834-6081), Attention: High Grade Syndicate Desk – 3rd floor

Morgan Stanley & Co. Incorporated, 1585 Broadway, 29th Floor, New York, New York 10036, (fax: (212) 507-8999),

Attention: Investment Banking Division

Certain Terms of the Notes due 2015:

Title of Securities:	3.750% Notes due 2015

Aggregate Principal Amount of Notes:	$1,000,000,000

Maturity Date:	August 5, 2015

Interest Rate:	3.750%

Interest Payment Dates:	February 5 and August 5, commencing February 5, 2011

Record Dates:	January 20 and July 20

Redemption Provisions:	Make whole call at Treasury plus 35 basis points; Tax redemption at 100%

Change of Control:	101%

Interest Adjustment Clause:	The interest rate payable on the Notes is subject to adjustment from time to time if the rating assigned to the notes is downgraded (or subsequently upgraded) under certain circumstances

Certain Terms of the Notes due 2020:

Title of Securities:	5.250% Notes due 2020

Aggregate Principal
Amount of Notes:	$1,000,000,000

Maturity Date:	August 5, 2020

Interest Rate:	5.250%

Interest Payment Dates:	February 5 and August 5, commencing February 5, 2011

Record Dates:	January 20 and July 20

Redemption Provisions:	Make whole call at Treasury plus 40 basis points;Tax redemption at 100%

Change of Control:	101%

Interest Adjustment Clause:	The interest rate payable on the Notes is subject to adjustment from time to time if the rating assigned to the notes is downgraded (or subsequently upgraded) under certain circumstances

Certain Terms of the Notes due 2039:

Title of Securities:	7.000% Notes due 2039

Aggregate Principal
Amount of Notes:	$500,000,000

Maturity Date:	October 15, 2039

Interest Rate:	7.000%

Interest Payment Dates:	April 15 and October 15, commencing October 15, 2010

Record Dates:	April 1 and October 1

Redemption Provisions:	Make whole call at Treasury plus 50 basis points; Tax redemption at 100%

Change of Control:	101%

Interest Adjustment Clause:	The interest rate payable on the Notes is subject to adjustment from time to time if the rating assigned to the notes is downgraded (or subsequently upgraded) under certain circumstances

Schedule 3

Time of Sale Information

Term sheet containing the terms of the Securities, substantially in the form of Schedule 4

Schedule 4

Filed Pursuant to Rule 433

Registration Statement No. 333-157658

Final Term Sheet dated August 2, 2010 supplementing

the Preliminary Prospectus Supplement dated August 2, 2010

ArcelorMittal

$1,000,000,000

aggregate principal amount of its

3.750% Notes due 2015

This final term sheet dated August 2, 2010 relates only to the securities described below and should be read together with the preliminary prospectus supplement dated August 2, 2010 and the accompanying prospectus (including the documents incorporated by reference in the Preliminary Prospectus and the accompanying prospectus) (together, the “Preliminary Prospectus”) before making a decision in connection with an investment in the securities. Terms used but not defined herein have the meaning ascribed to them in the Preliminary Prospectus.

Issuer:	ArcelorMittal

Security description:	3.750% Notes due 2015 (the “Notes”)

Size:	$1,000,000,000

Price:	99.123%

Maturity:	August 5, 2015, unless earlier redeemed

Interest rate:	3.750% per annum

Yield to Maturity:	3.945%

Benchmark Treasury:	UST 1 3/4 % July 2015

Spread to Benchmark Treasury:	T+230 bps

Benchmark Treasury Price and Yield:	100-16 / 1.645%

Reference Treasury Dealers:	Banc of America Securities LLC, Citigroup Global Markets Inc., J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated

Interest payment dates:	February 5 and August 5 of each year, beginning on February 5, 2011

Proceeds to company before expenses:	$987,730,000

Change of control:	101%

Coupon Step-Up:	25 bps per rating under IG (200 bps cap)

Make Whole Spread:	T+35 bps

Trade date:	August 2, 2010

Settlement:	T+3; August 5, 2010

CUSIP:	03938L AR5

ISIN:	US03938LAR50

Denominations/Multiple:	2,000 x 1,000

Underwriters:	Joint Book-Running Managers J.P. Morgan Securities Inc. (Global Coordinator) Banc of America Securities LLC Citigroup Global Markets Inc. Morgan Stanley & Co. Incorporated

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting IDEA on the SEC web site at www.sec.gov. Alternatively, copies may be obtained from Banc of America Securities LLC, toll free at 1-800-294-1322; Citigroup Global Markets Inc., toll free at 1-877-858-5407, J.P. Morgan Securities Inc., at 1-212-834-4533; or Morgan Stanley & Co. Incorporated, toll free at 1-866-718-1649.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

Final Term Sheet

ArcelorMittal

$1,000,000,000

aggregate principal amount of its

5.250% Notes due 2020

This final term sheet dated August 2, 2010 relates only to the securities described below and should be read together with the preliminary prospectus supplement dated August 2, 2010 and the accompanying prospectus (including the documents incorporated by reference in the Preliminary Prospectus and the accompanying prospectus) (together, the “Preliminary Prospectus”) before making a decision in connection with an investment in the securities. Terms used but not defined herein have the meaning ascribed to them in the Preliminary Prospectus.

Issuer:	ArcelorMittal

Security description:	5.250% Notes due 2020 (the “Notes”)

Size:	$1,000,000,000

Price:	98.459%

Maturity:	August 5, 2020, unless earlier redeemed

Interest rate:	5.250% per annum

Yield to Maturity:	5.452%

Benchmark Treasury:	UST 3 1/2 % May 2020

Spread to Benchmark Treasury:	T+248 bps

Benchmark Treasury Price and Yield:	104-14+ / 2.972%

Reference Treasury Dealers:	Banc of America Securities LLC, Citigroup Global Markets Inc., J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated

Interest payment dates:	February 5 and August 5 of each year, beginning on February 5, 2011

Proceeds to company before expenses:	$980,090,000

Change of control:	101%

Coupon Step-Up:	25 bps per rating under IG (200 bps cap)

Make Whole Spread:	T+40 bps

Trade date:	August 2, 2010

Settlement:	T+3; August 5, 2010

CUSIP:	03938L AQ7

ISIN:	US03938LAQ77

Denominations/Multiple:	2,000 x 1,000

Underwriters:	Joint Book-Running Managers J.P. Morgan Securities Inc. (Global Coordinator) Banc of America Securities LLC Citigroup Global Markets Inc. Morgan Stanley & Co. Incorporated

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting IDEA on the SEC web site at www.sec.gov. Alternatively, copies may be obtained from Banc of America Securities LLC, toll free at 1-800-294-1322; Citigroup Global Markets Inc., toll free at 1-877-858-5407, J.P. Morgan Securities Inc., at 1-212-834-4533; or Morgan Stanley & Co. Incorporated, toll free at 1-866-718-1649.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

Final Term Sheet

ArcelorMittal

$500,000,000

aggregate principal amount of its

7.000% Notes due 2039

This final term sheet dated August 2, 2010 relates only to the securities described below and should be read together with the preliminary prospectus supplement dated August 2, 2010 and the accompanying prospectus (including the documents incorporated by reference in the Preliminary Prospectus and the accompanying prospectus) (together, the “Preliminary Prospectus”) before making a decision in connection with an investment in the securities. Terms used but not defined herein have the meaning ascribed to them in the Preliminary Prospectus.

Issuer:	ArcelorMittal

Security description:

7.000% Notes due 2039 (the “Series 2039 Notes”)

The Series 2039 Notes offered hereby represent a reopening of the Series 2039 Notes and will be consolidated with and will form a single series under the indenture with the U.S.$1,000,000,000 aggregate principal amount of Series 2039 Notes that were issued on October 8, 2009.

Size:	$500,000,000

Price:	104.843% plus accrued interest from April 15, 2010 (“pre-issuance accrued interest”)

Maturity:	October 15, 2039, unless earlier redeemed

Interest rate:	7.000% per annum from April 15, 2010 (as if they had been issued on such date)

Yield to Maturity:	6.622%

Benchmark Treasury:	UST 4 5/8 February 2040

Spread to Benchmark Treasury:	T+255 bps

Benchmark Treasury Price and Yield:	109-14+ / 4.072%

Reference Treasury Dealer:	Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc. (or their respective affiliates that are primary U.S. Government securities dealers).

Interest payment dates:	April 15 and October 15 of each year, beginning on October 15, 2010

Proceeds to company before expenses:	$530,534,444 (including 110 days of accrued interest totaling $10,694,444)

Change of control:	101%

Coupon Step-Up:	25 bps per rating under IG (200 bps cap)

Make Whole Spread:	T+50 bps

Trade date:	August 2, 2010

Settlement:	T+3; August 5, 2010

CUSIP:	03938L AP9

ISIN:	US03938LAP94

Denominations/Multiple:	2,000 x 1,000

Additional Tax Considerations—United States Federal Taxation:

See “Additional Tax Considerations” in the prospectus supplement dated August 2, 2010.

United States persons will be considered to have purchased the Series 2039 Notes at a premium equal to the excess, if any, of the Price (excluding pre-issuance accrued interest, which will be excluded from income) over the principal amount and may elect to amortize any such premium as an offset to interest income, using a constant yield method, over the remaining term of the Notes.

Underwriters:	Joint Bookrunning Managers J.P. Morgan Securities Inc. (Global Coordinator) Banc of America Securities LLC Citigroup Global Markets Inc. Morgan Stanley & Co. Incorporated

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting IDEA on the SEC web site at www.sec.gov. Alternatively, copies may be obtained from Banc of America Securities LLC, toll free at 1-800-294-1322; Citigroup Global Markets Inc., toll free at 1-877-858-5407, J.P. Morgan Securities Inc., at 1-212-834-4533; or Morgan Stanley & Co. Incorporated, toll free at 1-866-718-1649.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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